June 21, 2012

Michael R. Clampitt

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:                             Pulaski Financial Corp.

Registration Statement on Form S-1 (SEC File No. 333-182052)

Dear Mr. Clampitt:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Pulaski Financial Corp. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 9:00 a.m., Eastern Time, on June 25, 2012 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised the undersigned intends to effect the following approximate distribution of copies of the Preliminary Prospectus to be dated June 25, 2012 (the “Preliminary Prospectus”):

No. of Copies
Institutions	850
Others	100
Total	950

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
SANDLER O’NEILL & PARTNERS, L.P.

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ William D. Hobbs
Authorized Signatory

By:	SANDLER O’NEILL & PARTNERS, L.P.

By:	Sandler O’Neill & Partners Corp.,
the sole general partner

By:	/s/	Christopher S. Hooper
	Name:	Christopher S. Hooper
	Title:	An Officer of the Corporation

For themselves and as Representatives of the other Underwriters